SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

(Amendment No._________)*

Mill City Ventures III, Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

59982U 101

(CUSIP Number)

March 7, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59982U 101	13G	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSONS

Ervin M. Kramer

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF	5.	SOLE VOTING POWER

SHARES		1,087,728

BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER

REPORTING		1,087,728

PERSON	8.	SHARED DISPOSITIVE POWER

WITH		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,087,728 SHARES

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%

12.	TYPE OF REPORTING PERSON*

IN

CUSIP No. 59982U 101	13G	Page 3 of 5 Pages

Item 1(a). Name of Issuer:

Mill City Ventures III, Ltd.

Item 1(b). Address of Issuer's Principal Executive Offices:

130 Lake Street West, Suite 300, Wayzata, MN 55391

Item 2(a). Name of Person Filing:

Ervin M. Kramer

Item 2(b). Address of Principal Business Office, or if none, Residence:

18 10th Street NW, Adams, MN 55909

Item 2(c). Citizenship:

Mr. Kramer is a citizen of the United States.

Item 2(d). Title of Class of Securities:

Common Stock

Item 2(e). CUSIP Number:

59982U 101

Item 3. If This Statement is Filed Pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

CUSIP No. 59982U 101	13G	Page 4 of 5 Pages

(k)	☐ Group, in accordance with ' 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with ' 240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________________.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

1,087,728 SHARES

(b)	Percent of class:

9.9%

(Based upon 10,954,422 shares outstanding on March 7, 2013 as reported by the Issuer, after the subject offering.)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,087,728

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,087,728

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to the beneficial owner of more than 5 percent of the class of securities, check the following: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

(a) Not applicable

CUSIP No. 59982U 101	13G	Page 5 of 5 Pages

(b) Not applicable

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2013	/s/ Ervin M. Kramer
Ervin M. Kramer